UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Scienjoy Holding Corporation
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G7864D112
(CUSIP Number)

Lavacano Holdings Limited Xiaowu He 3rd Floor, JIA No. 34, Shenggu Nanli, Chaoyang District, Beijing, P.R. China 100029 +0086 018610932235
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	G7864D112

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lavacano Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Seychelles

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,970,600
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
17,970,600
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,970,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.71% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Calculation is based on 30,606,492 Ordinary Shares of the Issuer outstanding as of March 26, as reported in the Registration Statement on F-1 filed by the Issuer with the Securities and Exchange Commission on March 29, 2021.

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed on May 18, 2020 by Lavacano Holdings Limited (“Lavacano”), a company organized under the laws of the Republic of Seychelles, relating to the beneficial ownership of the ordinary shares, with no par value (the “Ordinary Shares”), of Scienjoy Holding Corporation (the “Issuer”). Except as specifically set forth herein, the Schedule 13D remains unmodified. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 is hereby amended and supplemented by adding the following paragraph immediately after the previous last paragraph:

On March 21, 2021, the board of directors of the Issuer determined that the earnout condition set forth in the Share Exchange Agreement for the year ended December 31, 2020 has been fulfilled, and authorized and approved the issuance of 2,400,000 Ordinary Shares to Lavacano. Accordingly, on March 25, 2021, the Issuer issued 2,400,000 Ordinary Shares to Lavacano.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety and replaced by the following:

The responses of Lavacano to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. The percentage of ownership indicated in this Schedule 13D is calculated based on 30,606,492 Ordinary Shares of the Issuer outstanding as of March 26, 2021 (the “Record Date”), as reported in Registration Statement on F-1 filed by the Issuer with the Securities and Exchange Commission on March 29, 2021.

(a)	As of the Record Date, Lavacano beneficially owns 17,970,600 Ordinary Shares, representing 58.71 % of the issued and outstanding shares of the Issuer.

(b)	Lavacano has sole power to vote 17,970,600 Ordinary Shares of the Issuer and sole power to dispose of the 17,970,600 Ordinary Shares of the Issuer, subject to certain restrictions in the Voting Agreement and Resale Lock-up Agreement described further below.

Pursuant to the Voting Agreement among the Issuer (then known as Wealthbridge Acquisition Limited), Oriental Holdings Limited (“Oriental”), Lavacano, WBY and Yongsheng Liu dated May 7, 2020, (i) as promptly as practicable following the determination that the Issuer qualifies as a Foreign Private Issuer, Lavacano has agreed to vote to reclassify the Ordinary Shares into class A and class B ordinary shares and convert a certain amount of class A ordinary shares to class B ordinary shares, as described in the Share Exchange Agreement; and (ii) Lavacano and WBY will have the right to designate five (5) persons that the parties to the Voting Agreement must vote in favor of in connection with an election of directors and Oriental will have the right to designate two (2) directors that the parties to the Voting Agreement must vote in favor of in connection with an election of directors.

Pursuant to the Resale Lock-up Agreement between the Issuer (then known as Wealthbridge Acquisition Limited) and Lavacano dated May 7, 2020, Lavacano will not, within 365 calendar days from May 7, 2020, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the Ordinary Shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such shares, whether any of these transactions are to be settled by delivery of any such shares, in cash, or otherwise. However, Lavacano will be allowed to transfer any of the lock-up shares (other than the escrow shares while they are held in the escrow account) under the situations specified in the Resale Lock-up Agreement.

(c)	Except as disclosed otherwise in the Schedule 13D, Lavacano has not effected any transactions in the Ordinary Shares of the Issuer during the past 60 days.

(d)	None.

(e)	Not applicable.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 30, 2021

LAVACANO HOLDING LIMITED

By:	/s/ Xiaowu He
Name:	Xiaowu He
Title:	Director